SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January, 2007

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





               Ryanair Challenges Illegal Labour Decree in France


Ryanair, Europe's largest low fares airline, today (Wednesday, 3rd January 2007) announced that it has filed a legal action against the French Government regarding an unlawful labour decree recently adopted in France. This decree is contrary to the European free market for airline services and is a clear attempt to protect Air France from competition.

Commenting today, Ryanair's Head of Regulatory Affairs and Company Secretary, Jim Callaghan, said:

        "Ryanair has filed a legal action in the French Conseil d'Etat requesting it to overturn this unlawful and anticompetitive labour decree. The decree tries to force foreign airlines to apply French labour laws when they base aircraft in France. This is contrary to European laws on free movement of labour and services and the freedom of establishment and is also contrary to the liberalised air transport market.

        "This decree is clearly designed to discourage foreign airlines from establishing a base of operations in France in order to compete with the high fare monopoly, Air France.

        "Ryanair has also filed a complaint to the European Commission calling on them to overturn this unlawful labour decree" .


Ends. Wednesday, 3rd January 2007


For reference:

Peter Sherrard - Ryanair                 Pauline McAlester - Murray Consultants
Tel: +353-1-812 1228                     Tel: +353-1-498 0300







                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 03 January 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director